Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Tel: 305.374.5600
Fax: 305.374.5095
March 9, 2011
Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cardo Medical, Inc. Preliminary Information Statement on Schedule 14C Filed January 31, 2011 File No. 0-21419
Dear Mr. Mancuso:
     On behalf of Cardo Medical, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated February 25, 2011, regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”). Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
General

1.	Please tell us your consideration of the need to include the historical financial statements of Cardo Medical, Inc. and the other information required by Item 14 of Schedule 14A. Please also tell us why you have not included pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of the reconstructive division. We see that the preliminary information statement was filed due to the sale or transfer of a substantial part of your assets.
BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK ORLANDO PALM BEACH TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

The Company respectfully does not agree that historical and pro forma financial statements are required to be included in the Information Statement in the case of an information statement relating to a sale of substantially all of the assets of a company where only the target’s stockholders approve the transaction and such approval is obtained by a written consent of a majority of the stockholders and no separate vote of the stockholders is being solicited. When the Company prepared the Information Statement, it considered the requirements of Schedule 14C, including Item 1 of Schedule 14C that provides:
“Furnish the information called for by all of the items of Schedule 14A of Regulation 14A (other than Items 1(c), 2, 4 and 5 thereof) which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the Meeting. Notes A, C, D and E to Schedule 14A are also applicable to Schedule 14C.”
As part of its analysis, the Company considered Item 13 of Schedule 14A which requires certain financial and other information be disclosed if action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant (Item 11) or if action is to be taken with respect to the modification of any class of securities of the registrant, or the issuance or authorization for issuance of securities of the registrant in exchange for outstanding securities of the registrant (Item 12). The current transaction does not involve either of the above described actions, so the Company concluded that the financial and other information set forth in Item 13 was not required to be disclosed in the Information Statement.
The Company considered Item 14 of Schedule 14A, including subsection (a) relating to the applicability of that section that provides:
“If action is to be taken with respect to any of the following transactions, provide the information required by this Item:
(1)	A merger or consolidation;

(2)	An acquisition of securities of another person;

(3)	An acquisition of any other going business or the assets of a going business;

(4)	A sale or other transfer of all or any substantial part of assets; or

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

(5) A liquidation or dissolution.”
Notwithstanding, subsection (a) above governing the applicability of Item 14, the Instructions to Item 14, and specifically Instruction 2 provides:
“2. (a) In transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).
(b) Additionally, if only the security holders of the target company are voting:
i. The financial information in paragraphs (b)(8)-(11) of this Item for the acquiring company and the target need not be provided; and
ii. The information in paragraph (c)(2) of this Item for the target company need not be provided.
If, however, the transaction is a going-private transaction (as defined by §240.13e-3), then the information required by paragraph (c)(2) of this Item must be provided and to the extent that the going-private rules require the information specified in paragraph (b)(8)-(b)(11) of this Item, that information must be provided as well.”

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

Additionally, the Company considered the Division of Corporation Finance’s Financial Reporting Manual, Topic 1140.3, Business Combinations, providing in relevant part:

Solicited
Shareholders	Consideration	Financial Statements
Target only	Cash only	Financial statements of the target are not required in the proxy statement since security holders are presumed to have access to information about their company, unless it is a going private transaction. See Instruction 2(b) to Item 14 of Schedule 14A.
Financial statements of the acquirer are not required unless the information is material to an informed voting decision (e.g., acquirer financing is not assured). See Instruction 2(a) to Item 14 of Schedule 14A. . . . .

No pro forma information is required.

The current transaction involves a sale or other transfer of all or any substantial part of the assets of the Company. In the current transaction, the stockholders of the acquiring company (Arthrex) are not voting on this transaction and a majority of the stockholders (58%) of the target company (Cardo Medical) have consented to the transaction prior to the filing of the preliminary Information Statement. The stockholders of the Company have access to information about the Company in the Company’s publicly filed documents, including its reports on Form 8-K, 10-Q and 10-K. This is not a going private transaction. As disclosed in the Information Statement, the Company will continue to be a public company and the Company’s common stock will continue to trade on the OTC Bulletin Board. The Company is receiving the consideration described in the Information Statement and the stockholders of the Company are not receiving any consideration. The purchase price of the proposed asset sale is to be paid wholly in cash and there is no contingency related to a potential lack of financing.
The financial statements of the acquiring company would not be material to an informed voting decision because the majority of the Company’s stockholders acted by written consent on January 24, 2011 to approve the proposed transaction prior to the filing of the Information Statement. Therefore, pursuant to Instruction 2(a) of Item 14, the financial information required by paragraph (c)(1) of Item 14 is not required for an informed voting decision. Additionally, pursuant to Instruction 2(b) to Item 14, the financial information required in paragraphs (b)(8)-(11) and (c)(2) of Item 14 are not required because only the security holders of the target company were required to approve the transaction. Finally, this is not a going-private transaction and thus the financial statements required by the foregoing paragraphs would not apply.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

The Company also considered the requirements under Item 15 of Schedule 14A assuming that the transaction constituted the disposition of any property. Under Item 15, no historical financial statements or pro forma financial information is required.
The Company also considered the Staff’s interpretive guidance in Question 6 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001):
Question 6
Q: What financial statements should be filed with proxy materials soliciting votes with respect to the sale or other transfer of all or any substantial part of assets? See Item 14(a)(4) of Schedule 14A.
A: The registrant should provide its financial information pursuant to Item 14(c)(1) of Schedule 14A. In addition, if authorization is sought from security holders for disposition of a significant business, unaudited financial statements of that business should be provided in the proxy materials for the same periods as are required for the registrant, along with pro forma information. The staff’s position concerning these financial statements is not affected by the adoption of the new rules.
The Company did not believe the above interpretive guidance applied to the Information Statement and the transaction on the basis that the Information Statement did not constitute proxy materials soliciting the votes of stockholders with respect to the sale of all or substantially all of the Company’s assets.
Lastly, the Company believed it had provided information to its stockholders that constituted the material and relevant financial impact of the transaction in the Information Statement when it provided the following disclosure under “Summary—Structure of the Company After the Asset Sale”:
“After completion of the Asset Sale, the Company will hold:
•	cash and cash equivalents in the approximate amount of $11.3 million, excluding $900,000 held in escrow;

•	accounts receivable in the approximate amount of $450,000; and

•	the limited liability company interests of Cardo Medical, LLC.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

After the Asset Sale, our ongoing operations will consist of our Spine Division operations, the collection of accounts receivable, the collection of royalty payments pursuant to the terms of the Asset Purchase Agreement, and the payment of any liabilities.”
If the Staff believes that we should expand this narrative discussion in the Information Statement to include additional items or considerations regarding the financial impact of the transaction, we would gladly consider such request and revise the Information Statement to provide additional disclosure.

Alternatively, if the Staff disagrees with the Company’s position set forth above, the Company is simultaneously pursuing a request for a waiver from the Office of the Chief Accountant with respect to providing financial statements for the year ended December 31, 2010 which have not been issued and are not publicly available. The Company in such waiver request is requesting the Staff to permit it to provide the historical financial statements for the years ended December 31, 2009 and 2008 and the financial statements for the nine months ended September 30, 2010.

2.	As a related matter, please note that if financial statements as of a date on or after the date a component of your business has been disposed of or has been classified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of Cardo Medical, Inc, to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

Please see our response to Comment #1.
Spine Division Sale, page 3
3.	Please tell us whether you plan to send another information statement with the material information regarding the spine division sale 20 days before the spine division sale. See Rule 14c-2(b). Cite all authority on which you rely, including any relevant authority regarding whether applicable state law permits you to consider a transaction approved by shareholders when you have not determined the terms of that transaction.

In light of the Staff’s comment, we have determined to revise the Information Statement to remove the resolution acted upon by written consent of a majority of our stockholders providing the following, “authorized, as soon as practicable after the closing contemplated by the asset purchase agreement, Cardo Medical to sell all of the assets of its Spine Division on terms and conditions to be determined by the Board of Directors of Cardo Medical.” The Company will prepare and send a separate information statement providing the material information regarding the Spine Division sale at least 20 calendar days before its consummation if the Company determines that such sale constitutes a sale of substantially all of its assets under Delaware law.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

The Asset Sale, page 3
4.	Please expand the fourth bullet point on pages 3 and 9 and the section entitled “Use of Proceeds” on page 4 to quantify the amount of proceeds to be paid to each of your officers and directors. For example, are any of the proceeds to be used to pay accrued salaries of your officers? Also, please quantify the amount of your proceeds to be paid to other related parties. For example, we note the disclosure on page 10 of your latest Form 10-Q that you issued a promissory note to the brother of your chief executive officer.

In response to the Staff’s comment, we have revised the disclosure on pages 3-5, 10 and 19 of the Information Statement.
Structure of the Company After the Asset Sale, page 5
5.	Please expand the appropriate section to disclose who will be your officers and directors:
•	after the sale of your reconstructive division; and

•	after the sale of your spine division.
In response to the Staff’s comment, we have revised the disclosure on pages 5 and 20 of the Information Statement.
A Note about Forward-Looking Statements, page 6
6.	We note your reference to penny stock in your latest Form 10-K. The safe harbor you cite in the second sentence excludes penny stock issuers. Please do not invoke a safe harbor that is not applicable.

In our Form 10-K for the year ended December 31, 2009 and filed on March 31, 2010, we provided in a risk factor that our common stock may be a penny stock in certain circumstances and disclosed the risks associated with a “penny stock” characterization. In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended, which states that “penny stock” shall mean any equity security other than a security whose issuer has:

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

1.	Net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operations for less than three years; or

2.	Average revenue of at least $6,000,000 for the last three years.
The Company’s net tangible assets for the last two years is as follows:

			Intangible Assets		Net Tangible
Year Ended	Total Assets	—	and Liabilities	=	Assets
	(in thousands)
December 31, 2009	15,588	—	5,204 (4,353 + 851)	=	10,384
December 31, 2008	11,474	—	5,780 (5,003 + 777)	=	5,694
Since our net tangible assets for the last two years is greater than $5,000,000, we believe that we qualify under exemption (g) of Rule 3a51-1 of the Securities Exchange Act of 1934, as amended ( the “Exchange Act”) and, accordingly, our common stock is not considered to be a penny stock. As such, we believe the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is available to us and the reference to such safe harbor should remain in the Information Statement.
Background of the Asset Sale, page 14
7.	Please reconcile the disclosure in the penultimate paragraph on page 14 regarding three preliminary indications of interest with the disclosure in the first paragraph on page 15 regarding four preliminary indications of interest.

At the time of the Board of Directors meeting on December 3, 2010, the Company had received three preliminary indications of interest. Subsequent to the December 3, 2010 Board of Directors meeting and prior to the December 14, 2010 Board of Directors meeting, the Company received an additional preliminary indication of interest for a total of four indications of interest. Accordingly, at the December 14, 2010 Board of Directors meeting, Inverness summarized the four preliminary indications of interest received by the Company. In response to the Staff’s comment, we have revised the disclosure on page 15 of the Information Statement to clarify the disclosure.

8.	Please expand the references on page 15 to your negotiations with Arthrex to disclose in greater detail the negotiations that took place, why the structure of the transaction was changed and how the purchase price was determined. Include a description of the negotiation of the agreements with affiliates.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

In response to the Staff’s comment, we have revised the disclosure on pages 16-17 of the Information Statement.

9.	Please tell us, with a view to disclosure, whether the purchase price for only the reconstructive division was greater than the amounts in the indications of interest mentioned in the third paragraph on page 15.

The purchase price for the sale of substantially all of the assets in the Company’s Reconstructive Division to Arthrex is greater than the amounts referenced in the other preliminary indications of interest referred to in the third paragraph on page 15. In response to the Staff’s comment, we have revised the disclosure on pages 16-17 of the Information Statement to clarify the disclosure.

10.	Please tell us, with a view to disclosure, whether you have begun to negotiate the sale of your spine division with any of the three or four parties from whom you received indications of interest or otherwise.

Subsequent to filing the Information Statement on January 31, 2011, we began negotiations with an unaffiliated third party for the sale of substantially all of the assets of the Spine Division, but as of this date we have not executed a definitive agreement with this third party. This third party is one of the four parties from whom we received an indication of interest referenced in the “Background of the Asset Sale” section of the Information Statement. In response to the Staff’s comment, we have revised the disclosure on pages 3, 10 and 20 of the Information Statement.
Reasons for the Asset Sale and the Spine Division Sale, page 16
11.	Please provide greater specificity regarding the reasons for the transactions. For example:
•	When did you reduce your workforce? By what amount? Why?

•	What led to the conclusion that you are unable to raise funds?

•	How did payments to related persons affect the decision?

•	How did the “Special Factors”- mentioned in the next subsection affect your reasons for the transactions?
In response to the Staff’s comment, we have revised the disclosure on page 16 of the revised Information Statement. Please note that other than the repayment of the indebtedness owed to the brother of the Company’s Chairman and Chief Executive Officer, there are no payments being made to related persons. This repayment of indebtedness was not a reason for entering into the transaction and did not affect any decisions relating to the transaction. Additionally, the “Special Factors” mentioned in the next subsection are factually true and impact the Company on a going forward basis giving effect to the transaction, but were not reasons for entering into the transaction and did not affect any decisions relating to the transaction.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

Opinion of Inverness Advisors, page 24
12.	Please clarify how Inverness’ January 12, 2011 analysis mentioned on page 15 differed from the January 24 analysis.

Inverness’ January 24, 2011 analysis differed from Inverness’ January 12, 2011 analysis in order to properly reflect (i) the change in deal structure from a sale of substantially all of the assets of both the Reconstructive Division and the Spine Division, and (ii) other underlying facts that changed with the passage of time, such as movements in the stock prices of the selected public companies that were used as part of the financial analysis. In response to the Staff’s comment, we have revised the disclosure on page 17 of the Information Statement.

13.	Provide us a copy of all written materials that the financial advisor provided to the board.

In response to the Staff’s comment, the written materials that were provided by Inverness to the Board of Directors in connection with the January 24, 2011 meeting of the Board of Directors are being provided by the Company to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with such rules, we respectfully request that these materials be returned to us promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

14.	We note the limitation on reliance by shareholders in the last full paragraph on the penultimate page of the opinion attached as Annex C. The limitation should be deleted because it is inconsistent with the disclosures relating to the opinion. Otherwise:
•	Disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under state law, such as the inclusion of an express disclaimer in the financial advisor’s engagement letter with you.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

•	Describe any applicable state-law authority regarding the availability of-such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

•	Disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

•	Disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.
In response to the Staff’s comment, we have revised the fairness opinion attached as Annex C to the Information Statement.

15.	We note the disclaimer in the first paragraph on page 26 that Inverness assumed no responsibility relating to the forecasts. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

In response to the Staff’s comment, we have revised the disclosure on page 28 of the Information Statement and the fairness opinion attached as Annex C to the Information Statement.

16.	We note your disclosure that Inverness used the projections provided by you in its analyses. Please provide us your analysis as to whether disclosure of the projections may be material to a shareholder in evaluating your disclosure.

The Company believes that the projections that the Company’s management provided to Inverness are not material to a stockholder reviewing the Company’s disclosure in the Information Statement, for a number of reasons. First, these projections were not a material basis for the determination by the Company’s board of directors to recommend approval of the transaction to the Company’s stockholders. Rather, this determination was based on the factors discussed in the Information Statement in the section entitled “Summary-Reasons for the Asset Sale.” Second, these projections were not provided to Arthrex and do not show a value for the Reconstructive Division assets being sold in excess of the purchase price for the transaction. Thus, the projections did not constitute material information upon which Arthrex formulated the price it was willing to pay for such assets. Third, these projections are not the kind of information that the Company has disclosed either historically or intends to disclose subsequent to this transaction; they simply constituted a portion of the facts, circumstances and other inputs that Inverness took into account in developing the analyses underlying its opinion. If projections such as these were ever made public by the Company, they would need to be heavily footnoted, limited and qualified in order to make their limited relevance and utility clear to the reader. All in all, for the foregoing reasons, we believe that the inclusion of these projections in the Information Statement is not only not required under applicable securities laws, but could result in confusion for the Company’s stockholders by implying a level of mathematical certainty and relevance beyond that which existed in the minds of the members of the Company’s board of directors in considering the transaction.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

17.	Refer to the last sentence of the penultimate paragraph on page 30. With a view toward clarified disclosure, please tell us with specificity the nature of the services that Inverness and its affiliates have provided you, the dates of those services, the amount you paid for those services, and the nature of any agreement to provide future services.

Other than this transaction, Inverness has not provided services to the Company and there is no agreement in place with respect to Inverness providing any future services. In response to the Staff’s comment, we have revised the disclosure on page 33 of the Information Statement.

18.	We note the statement in the penultimate sentence of the last full paragraph on the penultimate page of Annex C regarding Inverness’ prior written consent. If true, please disclose that Inverness has consented to the use of the opinion in this document and to your summary of the opinion as it appears in your information statement.

Inverness has consented to the use of its fairness opinion in the Information Statement as well as the summary of its fairness opinion set forth in the Information Statement. In response to the Staff’s comment, we have revised the disclosure on page 27 of the Information Statement and have included Inverness’ written consent as Annex D to the Information Statement.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
March 9, 2011

* * *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5519.
Sincerely,
AKERMAN SENTERFITT
/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	United States Securities and Exchange Commission
      Tom Jones, Examiner
      Brian Cascio, Accounting Branch Chief
      Kristin Lochhead

Cardo Medical, Inc.
      Joshua B. Weingard, Chief Legal Officer
      Derrick Romine, Chief Financial Officer

Akerman Senterfitt
Mary Carroll, Esq.

EXHIBIT A
CARDO MEDICAL, INC.
7625 Hayvenhurst Avenue, Unit 49
Van Nuys, California 91406
March 9, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated February 25, 2011, Cardo Medical, Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cardo Medical, Inc.
By:	/s/ Derrick Romine
Derrick Romine
Chief Financial Officer